Exhibit 12.1

CARRIZO OIL AND GAS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (thousands of dollars)

			6 months ended June 30, 2009	RESTATED 2008	2007	2006	2005	RESTATED 2004
(a) Income (loss) before taxes			(202,336)	(65,772)	24,712	28,481	18,134	18,123

(b) Interest			18,714	30,257	26,403	19,071	11,044	2,553
(c) Interest expense - related parties			—	—	—	—	—	1,082

(d) Fixed charges (total interest expense including amount capitalized)	(b	) + (c)	18,714	30,257	26,403	19,071	11,044	3,635
(e) Capitalized interest included in (d)			10,069	20,527	11,718	9,975	5,845	2,938

(f) Fixed charges excluding cap interest	(d	) - (e)	8,645	9,730	14,685	9,096	5,199	697
(g) Earnings (loss)	(a	) + (f)	(193,691)	(56,042)	39,397	37,577	23,333	18,820

Ratio of Earnings to Fixed Charges	(g	)/(d)	— (1)	— (1)	1.49	1.97	2.11	5.18

			6 months ended June 30, 2009	RESTATED 2008	2007	2006	2005	RESTATED 2004
(a) Income (loss) before taxes			(202,336)	(65,772)	24,712	28,481	18,134	18,123

(b) Interest			18,714	30,257	26,403	19,071	11,044	2,553
(c) Interest expense - related parties			—	—	—	—	—	1,082
(d) Preferred stock dividends			—	—	—	—	—	350

(e) Fixed charges and preferred stock dividends (total interest expense including amount capitalized)	(b	)+(c)+(d)	18,714	30,257	26,403	19,071	11,044	3,985
(f) Capitalized interest included in (e)			10,069	20,527	11,718	9,975	5,845	2,938

(g) Fixed charges and preferred stock dividends, excluding cap interest	(e	) - (f)	8,645	9,730	14,685	9,096	5,199	1,047
(h) Earnings	(a	) + (g)	(193,691)	(56,042)	39,397	37,577	23,333	19,170

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(h	)/(e)	— (1)	— (1)	1.49	1.97	2.11	4.81

(1)	Earnings for the six months ended June 30, 2009 and for the year ended December 31, 2008 were insufficient to cover fixed charges by $193.7 million and $56.0 million, respectively, due to non-cash impairment charges of $216.4 million and $178.5 million, respectively.